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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K/A

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2024

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Czech Republic Orders Two Embraer C-390 Millennium Multi-Mission Aircraft

  The Czech Republic becomes the fourth NATO member to acquire the C-390 Millennium.

  This acquisition will benefit both the Czech Air Force and the local aerospace industry.

Prague, Czech Republic, October 25, 2024 – Today, the Czech Ministry of Defense (MoD) signed a contract for the acquisition of two Embraer C-390 Millennium multi-mission transport aircraft.

These two NATO (North Atlantic Treaty Organization) standard aircraft will modernize and enhance the operational capabilities of the Czech Air Force. They will be able to perform a wide range of missions, such as tactical transport of troops, vehicles, and equipment, medical evacuation, firefighting, disaster management, humanitarian support, and air-to-air refueling.

This contract not only strengthens the Czech Air Force but also positively impacts the local aerospace industry, which will see a significant increase in its share of production for the program.

"Past and present history clearly shows us that the military needs to be able to transport people and heavier cargo over longer distances. Evacuations from Afghanistan and Sudan are clear evidence of this. I am therefore very pleased that we have managed to acquire aircraft for our Air Force that are capable of performing these tasks," said Defence Minister Jana Černochová.

“This order from the Czech Republic, a NATO member, is an invaluable mark of confidence for Embraer. It encourages us to implement the best technology to provide our customers with the operational capabilities needed to accomplish the most demanding missions. With this order, Embraer will reinforce its ties with the local Czech aerospace industry, recognized for its expertise and product quality for decades,” said Bosco Da Costa Junior, President & CEO of Embraer Defense & Security.

In addition to the aircraft, Embraer will provide a comprehensive training and support package for the Czech Air Force to ensure the smooth integration of the aircraft into their fleet.

With a maximum payload of 26 tons, a top speed of 470 knots, and state-of-the-art technology, the C-390 is the leading aircraft in its class. Its powerful engines, large cargo hold with a rear ramp, and robust landing gear allow it to handle the most demanding missions, including operations from unpaved runways.

The current fleet of C-390 aircraft in service around the world has accumulated more than 15,000 flight hours, with a mission capability rate of 93% and mission completion rates exceeding 99%, demonstrating exceptional reliability in its category. Along with Czech Republic, the C-390 has been selected by the Netherlands, Hungary and Portugal, three NATO members, as well as Austria, Brazil, and South Korea.

Images: Embraer DAM (bynder.com)

About Embraer

Embraer is a global aerospace company headquartered in Brazil, with businesses in Commercial and Executive Aviation, Defense and Security, and Agricultural Aviation. The company designs, develops, manufactures, and markets aircraft and systems, providing comprehensive after-sales services and support. Since its founding in 1969, Embraer has delivered over 9,000 aircraft. On average, one Embraer-manufactured aircraft takes off every 10 seconds somewhere in the world, transporting over 150 million passengers annually. Embraer is the leading manufacturer of commercial jets with up to 150 seats and the top exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service, and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 25, 2024

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations